Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

CHANGE OF ADDRESS OF PRINCIPAL PLACE

OF BUSINESS IN HONG KONG

The board (the “Board”) of directors (the “Directors”) of Lufax Holding Ltd (the “Company”) hereby announces that with effect from January 10, 2025, the address of the principal place of business in Hong Kong of the Company will change to Room 1920, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

By order of the Board Lufax Holding Ltd Yong Suk CHO Chairman of the Board and Chief Executive Officer

Hong Kong, January 7, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Alston Peiqing ZHU as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU, Mr. Shibang GUO and Mr. Hui LIU as the non-executive Directors, and Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.